Exhibit 99.1

Wheaton Precious Metals Announces Analyst Day Webcast on September 25, 2019

TSX: WPM
NYSE: WPM

VANCOUVER, Sept. 3, 2019 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that it will webcast its Analyst Day presentation on Wednesday, September 25, 2019 starting at 8:30am Eastern Time.

Speakers will include Randy Smallwood, President and Chief Executive Officer, as well as the Wheaton Management team. In addition, technical presentations for certain assets will be made by representatives from Wheaton's partners.

The webcast will be available to investors through the following registration link.

View original content:http://www.prnewswire.com/news-releases/wheaton-precious-metals-announces-analyst-day-webcast-on-september-25-2019-300910792.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/September2019/03/c1714.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 13:18e 03-SEP-19